October 3, 2018

VIA EDGAR

Ms. Sasha Parikh
Mr. Jim Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-11848

Dear Ms. Parikh and Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated September 21, 2018, regarding the above-referenced filing of the Company. This letter sets forth the comment from the Staff in boldface and the Company’s response follows in ordinary type.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 16. Short-Duration contracts, Page 148

1.	Please refer to your September 4, 2018 response and address the following:

•
Explain to us why you have to use the “approach” described in your response to our second bullet of our prior comment in order to estimate the break-out of claims incurred between the current and prior years for the segments not included in the 10 year tables. Also explain to us why you believe your approach results in a reasonable estimate of this break-out.

•
As previously requested, please provide us a reconciliation of the long and short-duration claims incurred balance per the three year roll forward tables to the claims and other policy benefits line item on the income statement for each of the years presented. Explain how each reconciling item is derived and/or where it comes from in your accounting records.

With respect to the first bullet point, the Company utilized the approach described in the September 4, 2018 response (the “Prior Response”) in order to respond to the Staff’s comment letter in the required time. As previously explained, the Company prepared 10 year tables which included a breakdown of claims incurred and amounts paid by accident year for its “U.S. and Latin America” and “Asia Pacific” segments (together, the “Included Segments”), which accounted for approximately 75% of the Company’s short-duration business. The segments not included in the 10 year tables (the “Excluded Segments”) were considered immaterial. The 10 year tables, and the processes used to prepare them, allowed the Company to disaggregate claims incurred between the current and prior years for the Included Segments. As the Company did not have the information required for the 10 year tables for the Excluded Segments, the approach as described in the Prior Response was necessary. However, as previously discussed, the Company is currently implementing new procedures and processes that will enable it to accumulate the necessary information to prepare the rollforwards, which will be included in the Company’s Form 10-K for the year ending December 31, 2018.

Ms. Sasha Parikh
Mr. Jim Rosenberg
October 3, 2018

The Company’s short-duration business, for both the Included Segments and the Excluded Segments, consists primarily of group life, disability and medical. Also, as noted above, the 10 year tables prepared for the Included Segments account for the majority of the Company’s claims, payments and unpaid claims as of the end of the reporting period. The Company is also not aware of any material claims development or changes in estimates related to prior years for the Excluded Segments that would significantly change the estimates used in the Prior Response. Therefore, the Company believes the approach described in the Prior Response provided a reasonable basis for the Company’s response to the Staff's comment letter.

With respect to the second bullet, the Company’s “Claims and other policy benefits” line item includes both incurred claims and changes in reserves for future policy benefits. Including both items in one line item is generally consistent with the presentation provided by other life insurers. As discussed in the Company's response dated July 13, 2018, a rollforward of the Company’s liability for unpaid claims for its long-duration business excludes changes in the Company’s reserves for future policy benefits. Under current U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) there is no requirement to roll forward changes in reserves for future policy benefits. Incurred claims, which are reported to the Company, are obtained from the Company’s administration systems and incurred but not reported claims are calculated by the Company’s Valuation department. Reserves for future policy benefits are calculated utilizing applicable U.S. GAAP requirements. As disclosed in the Company’s Form 10-K for the year ended December 31, 2017, the Company utilizes its valuation systems to calculate the initial and subsequent changes in the reserve for future policy benefits based on assumptions such as expected investment yields, mortality, morbidity, terminations and expenses. Each reporting period, the reserve calculation is updated for actual policy lapses or withdrawals, the effects of actual variances from expected experiences, changes in cash flow assumptions and interest accruals and a related charge or credit to future policy benefit expense is recognized in the income statement based on actual experience of the policies in-force.

Below is a reconciliation of the long and short-duration claims incurred balance per the three year rollforward tables to the claims and other policy benefits line item on the income statement for each of the three years presented (dollars in thousands). The Company does not anticipate including this rollforward in its Form 10-K or 10-Q filings as it is not required under U.S. GAAP.

	For the years ended December 31,
	2017	2016	2015
Incurred claims:
Long duration	$7,902,506	$7,424,875	$7,200,494
Short duration	1,048,511	1,003,806	824,156
Interest accretion	19,443	18,151	18,213
Total incurred claims	8,970,460	8,446,832	8,042,863

Change in reserves for future policy benefits	(451,543)	(453,457)	(553,481)
Total claims and other policy benefits	$8,518,917	$7,993,375	$7,489,382

* * * * *
As discussed in the Company’s August 8, 2018, response the Company plans on including the following disclosures in future filings:

•
In the Company’s Form 10-K for the year ending December 31, 2018, the Company will disclose separate rollforwards for short-duration and long-duration contracts, and a discussion of any material changes in amounts recognized in the income statement attributable to insured events of prior fiscal years. The rollforward for short-duration contracts will comply with the requirements of ASC 944-40-50-3. The rollforward for long-duration contracts will not include the split between current and prior year incurred and paid claims.

Ms. Sasha Parikh
Mr. Jim Rosenberg
October 3, 2018

•
As soon as practicable, but no later than with the filing of the Company’s Form 10-K for the year ending December 31, 2019, the Company will provide the combined rollforward for both short and long-duration contracts in accordance with ASC 944-40-50-3 with the required split between current and prior year incurred and paid claims.

In order to prepare these rollforwards on a quarterly basis the Company is currently implementing new procedures and processes. These procedures and processes will also enable the Company to accumulate the information needed to disaggregate incurred and paid claims between current and prior periods for long-duration contracts, and for short-duration contracts not included in the 10 year tables.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:    Todd C. Larson
Clifford R. Jenks, Esq.